DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006151

January 20, 2004

John W. Thomson
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-20-2004

Re: AT&T Corp.
Incoming letter dated December 19, 2003

Dear Mr. Thomson:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to AT&T by Edward R. Donovan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward R. Donovan
188 Lower County Road
West Dennis, MA 02670-3043

AT&T

John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

December 19, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Edward R. Donovan
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Edward R. Donovan (the "Proponent") by letter dated July 25, 2003 and received by the Company on August 22, 2003. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that the Company "Develope[sic] a method for shareholders and customers to resolve questions as to charges on thier[sic] bills".

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)and RULE 14a-8(f)(1)IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Proponent does not appear in the Company's records as a record owner of its securities on the date of the Proposal, and the Proponent failed to include any evidence of beneficial ownership of the Company's securities with the Proposal. The Company notified Proponent of this procedural requirement in a letter (see attached) dated August 28, 2003 (sent within 14 calendar days after receiving the Proposal on August 22, 2003). According to Rule 14a-8(f)(1) the Proponent has 14 calendar days from receipt to respond to the Company's request. To date, the Proponent has not responded to the Company's request for proof of ownership. According to Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, dated July 13, 2001, p. 13, "A shareholder must submit an affirmative written statement from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal". Since the Proponent has not complied with the proof of ownership rule, the Company believes that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See AT&T Corp., January 13, 2000.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson

Enclosures

Shareowners proposal for inclusion if annual meeting for 2004:

Vice President- Law and Secretary
A T & T Corp.
Room #a123
One A T & T Way
Bedminster, New Jersey 07921-0752

Develope a method for shareholders and customers to resolve questions as to charges on thier bills.

Very truly yours,

Edward R. Donovan
P O Box 474
West Dennis, Ma.
Tel. 508 394 4755
Fax 508 394 4755

July 25, 2003

A T & T: 1877 150 1437

My account number is 020 720 4556 001

I have called 1 877 325 0445 but have not received anything but confusion

Last month I deducted from my bill the charges for tel # 781 963 1138

I cancelled # 781 963 1138 six months ago

I am deducting the current months charges for 781 963 1138

Your invoice does not give an address to write to with a problem

I am faxing page 6 of the current bill
I have not as of 8/18 received any response to my attempts to talk with or receive any answers from any employees

Joseph P. Gallagher
Staff Manager
Office of the Corporate Secretary

One AT&T Way
Room 3A144J
Bedminster, NJ 07921
(908) 532-1959
FAX 908 234-7884

August 28, 2003

Mr. Edward R. Donovan
188 Lower County Road
West Dennis, MA 02670-3043

Dear Mr. Donovan:

This is in response to your letter to the Vice President – Law and Secretary, postmarked August 20, which AT&T received on August 22, regarding your request for the inclusion of a shareholder proposal in the 2004 Notice of Annual Meeting and Proxy Statement.

The inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 (h) (1) requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, SEC Rule 14a-8 (b) (1) also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

Regarding your ownership eligibility, our transfer agent, EquiServe, is unable to identify or locate a registered account in your name. Therefore, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit a written statement from the "record" holder of your securities (usually a bank, broker, or plan administrator) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The second way to prove ownership applies if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility to AT&T by providing a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership level.

In accordance with the SEC ownership requirements that I have referenced, your response to this inquiry must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,

Via FedEx

(SEC No-Action Letter)

***1 AT&T** Corp.
Publicly Available January 13, 2000

LETTER TO SEC

December 3, 1999

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal Submitted by

Harold G. Freund

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Harold G. Freund (the "Proponent") by letter received on June 17, 1999. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Division's response to its request prior to January 19, 2000 which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately March 30, 2000.

The Proposal requests that the Company expense the value of options at the time of grant and subtract the option grants from earnings.

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a- 8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) and RULE 14a-8(f)(1)IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Proponent does not appear in the Company's records as a record owner of its securities on the date of the Proposal and the Proponent failed to include any evidence of beneficial ownership of the Company's securities with the Proposal. The Company notified Proponent of this procedural deficiency within 14 calendar days after receiving the Proposal. According to Rule 14a- 8(f)(1) the Proponent has 14 calendar days to respond to the Company's request. To date, the Proponent has not furnished any documentation of ownership; therefore, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a- 8(f)(1).

***2** Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2000 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,
John W. Thomson

Senior Attorney

AT&T

295 North Maple Avenue

Room 1208P2

Basking Ridge, NJ 07920

908 221-7325

LETTER TO SEC

January 7, 2000

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: CAROLYN SHERMAN, ESQ.

Re: AT&T Corp.

Shareholder Proposal Submitted by

Harold G. Freund

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Reference is made to our letter dated December 3, 1999 with respect to AT&T Corp.'s intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting a proposal and supporting statement (the "Proposal") submitted by Harold G. Freund.

AT&T is hereby submitting to the Division of Corporation Finance additional information with regard to the correspondence and conversations between AT&T and Mr. Freund concerning the Proposal. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your consideration of this additional material.

Very truly yours,
John W. Thomson

Senior Attorney

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 13, 2000

Publicly Available January 13, 2000

Re: AT&T Corp.

Incoming letter dated December 3, 1999

The proposal mandates that AT&T expense the value of options at the time of grant.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to AT&T's request for documentary support indicating that he satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*3 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 30099 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 19, 2003

The proposal relates to AT&T's methods of resolving shareholder and customer questions.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel